1-A/A   SEC File No. 24-3922



04008923

SECURITIES AND EXCHANGE COMMISSION

POST-EFFECTIVE AMENDMENT NO. 6

TO

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933



REC'D S.E.C.

FEB 2 4 2004

1080

ASSOCIATED GROCERS OF MAINE, INC.
(Exact name of issuer as specified in its charter)

MAINE
(State or other jurisdiction of incorporation or organization)



PROCESSED

FEB 25 2004

THOMSON
FINANCIAL

P.O. BOX 1000, GARDINER, MAINE 04345
(207) 582-6500
(Address, including zip code, and telephone number, including area code, of issuer's principal
executive offices)

MICHAEL E. WESTORT
ASSOCIATED GROCERS OF MAINE, INC.
P.O. BOX 1000
GARDINER, MAINE 04345
(207) 582-6500
(Name, address, including zip code, and telephone number, including area code, of agent for
service)

<table>
<tr><td>50</td><td>01-0223033</td></tr>
<tr><td>(Primary Standard Industrial Classification Code Number)</td><td>(I.R.S. Employer Identification Number)</td></tr>
</table>

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

By this post-qualification amendment, Associated Grocers of Maine, Inc. terminates this Regulation A offering statement, having ceased engaging in sales or offering activities with respect to securities thereunder on September 16, 2003.

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on February 23, 2004.

ASSOCIATED GROCERS OF MAINE, INC.

By: _____
        Michael E. Westort, its President
        and Chief Executive Officer

This post-effective amendment to the offering statement has been signed by the following persons in the capacities and on the dates indicated.

_____
Michael E. Westort, President and
    Chief Executive Officer

_____
Ronald Cloutier, Chief Financial Officer

_____
Thomas Barber, Director

_____
Craig Burgess, Director

_____
Lynn Goldfarb, Director

_____
Arthur Markos, Director

_____
Charles O'Brien, Director

_____
John Beaupre, Director

_____
Wayne Crandall, Director

_____
Michael Kiernan, Director

_____
Barry McCormick, Director

_____
Larry Plotkin, Director

_____
Vernon Seile, Director

_____
David Sleeper, Director

_____
Stuart Watt, Director